United States securities and exchange commission logo





                 April 22, 2022

       Thomas Pritchard
       General Counsel
       Waitr Holdings Inc.
       214 Jefferson Street, Suite 200
       Lafayette, Louisiana 70501

                                                        Re: Waitr Holdings Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on April 13,
2022
                                                            File No. 333-264257

       Dear Mr. Pritchard:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Donald Field at 202-551-3680 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services